Rule 424(b)(3)
Registration No. 333-126128

CRYSTALLEX INTERNATIONAL CORPORATION

Organized under the Laws of Canada

Supplement No. 1, dated January 25, 2006 to

RESALE PROSPECTUS dated June 24, 2005

In December 2005, Crystallex International Corporation granted an aggregate of 222,200 options to its affiliates under its Incentive Share Option Plan. In December 2005, it also issued an aggregate of 29,556 shares to members of its Board of Directors under its Directors Remuneration Plan.

Crystallex is supplementing its “Selling Shareholders” section of its June 24, 2005, resale prospectus to reflect these grants and other changes in share ownership to the individual listed in that section. The “Selling Shareholders” section, as supplemented, should read in full as follows:

SELLING SHAREHOLDERS

Crystallex’s affiliates may use this prospectus to resell common shares that they receive upon exercise of options that Crystallex granted and issued to them prior to the date of this prospectus under the Incentive Share Option Plan or upon exercise of options that Crystallex granted and issued to them prior to the date of this prospectus pursuant to written consulting options or agreements not subject to the Incentive Share Option Plan and may also use this prospectus, as it may be supplemented, to resell common shares that they receive upon exercise of options that Crystallex grants and issues to them under that plan after the date of this prospectus.

Crystallex’s directors may use this prospectus to resell common shares that they received prior to the date of this prospectus under the Directors Remuneration Plan and may also use this prospectus, as it may be supplemented, to resell common shares that they receive under that plan after the date of this prospectus.

Certain persons named below may use this prospectus to resell common shares that they received upon their exercise, prior to the date of this prospectus, of options granted to them under the Share Option Plan.

In addition, the following table sets forth the name of each selling shareholder, his position(s), office(s), or other material relationship(s) with Crystallex or any of its affiliates during the past three years (or such shorter period as he may have been involved with Crystallex or the affiliate), and the number of shares: (i) each selling shareholder owned of record as of December 31, 2005 (assuming no exercise of options or warrants to acquire shares held by such person); (ii) that each selling shareholder is offering through this prospectus; and (iii) the percentage of all shares that each selling shareholder will own assuming that he sells all of the shares covered by this prospectus. Each selling shareholder may offer to sell some, all, or none of the shares that he offers pursuant to this prospectus. The percentages outstanding is based on 208,036,316 common shares outstanding as of December 31, 2005.

All information concerning beneficial ownership is to the best of Crystallex’s belief.

	Common Shares Owned Before Offering(1)			Common Shares Offered in Offering(1)			Common Shares Owned After Offering(1)
Name and address of shareholder	Number		Percent	Number		Percent	Number	Percent

Robert A. Fung (2) Chairman and Director 49 Edenbrook Hill Toronto, ON M9A 4A1 Canada	1,457,000	(3)	*	1,457,000	(3)	*	0	0%

Todd Bruce President and Director 25 Wentworth Court Unionville, ON L3R 7N8 Canada	646,450	(4)	*	646,450	(4)	*	0	0%

Marc J. Oppenheimer Director 466 Golf Course Drive Leonia, NJ 07605 United States	2,694,611	(5)	1.28%	2,414,701	(5)	1.15%	279,910	*

Michael Brown Director 40 Hillhurst Blvd. Toronto, ON M5N 1N6 Canada	243,247	(6)	*	243,247	(6)	*	0	0%

C. William Longden Director #32B-32 McMurrich Street Toronto, ON M5R 2A2 Canada	447,315	(7)	*	443,315	(7)	*	4,000	*

Harry J. Near Director 551 Mariposa Avenue Ottawa, ON K1M 0S5 Canada	971,155	(8)	*	971,155	(8)	*	0	0%

Armando F. Zullo Director 1349 Mathers Avenue W. Vancouver British Columbia V7T 2G5 Canada	379,803	(9)	*	379,803	(9)	*	0	0%

	Common Shares Owned Before Offering(1)			Common Shares Offered in Offering(1)			Common Shares Owned After Offering(1)
Name and address of shareholder	Number		Percent	Number		Percent	Number		Percent

Johan van’t Hof Director 47 Golfdale Road Toronto, ON M4N 2B5 Canada	219,701	(10)	*	219,701	(10)	*	0		0%

Daniel R. Ross (11) Formerly Executive Vice President and Corporate Counsel Unit 1030 400 Walmer Road Toronto, ON M5P 2X7 Canada	916,151	(12)	*	916,151	(12)	*	0		0%

Borden D. Rosiak(13) Chief Financial Officer 16 Swiftdale Place Toronto, ON M3B 1M4 Canada	269,200	(14)	*	269,200	(14)	*	0		0%

Sadek El-Alfy Vice President – Operations P.O. Box 3368 Redmond, WA 98073 United States	318,677	(15)	*	286,000	(15)	*	32,677		*

Richard Marshall Vice President – Investor Relations 515 Stonebrook Farms Drive Alpharetta, GA 30004 United States	630,570	(16)	*	235,000		*	395,570	(16)	*

Andrea Maria Boltz Manager of Investor Relations 2514 E. Montecito Avenue Phoenix, AZ 85016 United States	37,600	(17)	*	4,000		*	23,600	(17)	*

Dan Hamilton(18) Vice President – Controller 46 Arundel Ave. Toronto, Ontario M4K 3A2	131,400	(19)	*	131,400	(19)	*	0		0%

_______

* Less than 1%.

1 Assumes that the selling shareholders exercise all of their options into common shares. (See “Securities Being Offered.”)

2 Mr. Fung has also performed investment banking services for Crystallex.

3 Includes 1,437,500 shares issuable upon the exercise of options.

4 Includes 646,500 shares issuable upon the exercise of options. This amount also includes an additional 65,200 options granted to Mr. Bruce in December 2005 under the Incentive Share Option Plan.

5 Includes 2,400,000 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. Oppenheimer in December 2005 under the Directors Remuneration Plan.

6 Includes 220,000 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. Brown in December 2005 under the Directors Remuneration Plan.

7 Includes 351,500 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. Longden in December 2005 under the Directors Remuneration Plan.

8 Includes 830,000 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. Near in December 2005 under the Directors Remuneration Plan.

9 Includes 315,000 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. Zullo in December 2005 under the Directors Remuneration Plan.

10 Includes 205,000 shares issuable upon the exercise of options. This amount also includes an additional 4,926 shares issued to Mr. van’t Hof in December 2005 under the Directors Remuneration Plan.

11 Mr. Ross resigned his positions with Crystallex effective December 31, 2005.

12 Includes 837,400 shares issuable upon the exercise of options. This amount also includes an additional 47,400 options granted to Mr. Ross in December 2005 under the Incentive Share Option Plan.

13 Mr. Rosiak resigned his position with Crystallex effective January 31, 2006.

14 Includes 269,200 shares issuable upon the exercise of options. This amount also includes an additional 39,200 options granted to Mr. Rosiak in December 2005 under the Incentive Share Option Plan.

15 Includes 286,000 shares issuable upon the exercise of options. This amount also includes an additional 36,000 options granted to Mr. El-Alfy in December 2005 under the Incentive Share Option Plan.

16 Includes 377,800 shares issuable upon the exercise of options. This amount also includes an additional 27,800 options granted to Mr. Marshall in December 2005 under the Incentive Share Option Plan.

17 Includes 23,600 shares issuable upon the exercise of options. This amount also includes an additional 6,600 options granted to Ms. Boltz in December 2005 under the Incentive Share Option Plan.

18 Mr. Hamilton is currently Crystallex’s Vice President – Controller. Crystallex has appointed him to become its Chief Financial Officer, effective January 31, 2006.

19 Includes 131,400 shares issuable upon the exercise of options. This amount also includes an additional 26,400 options granted to Mr. Hamilton in December 2005 under the Incentive Share Option Plan.